EXHIBIT 99.1

News Release



Contact: Corporate Communications
Phone: (713) 324-5080
Address: 1600 Smith Street, Houston, TX 77002

EXPRESSJET HOLDINGS REPORTS
THIRD QUARTER EARNINGS OF $21.5 MILLION

HOUSTON, October 17, 2002 – ExpressJet Holdings, Inc. (NYSE:XJT) today reported third quarter net income of $21.5 million, an increase of 80.3 percent over the prior-year period. The net income represents $0.34 diluted earnings per share.

The company said its improved earnings during the quarter resulted from a higher mix of regional jets, excellent operating performance with record-setting completion factors, cost control and lower interest expense.

"Our financial success in the third quarter was driven by the efforts of the ExpressJet employees to deliver superior operating performance and manage costs as we continue to expand our jet fleet," said ExpressJet President and Chief Executive Officer Jim Ream.

Third Quarter Operating Results

Third quarter operating revenue increased 7.8 percent to $270.1 million, compared with $250.6 million in the third quarter of 2001. Capacity grew by 15.0 percent to 1.6 billion available seat miles (ASM) compared with the same period last year. The company also achieved a record 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control. ExpressJet's overall completion rate for the quarter was 98.9 percent, reflecting a favorable operating environment in the quarter.

During the quarter, ExpressJet continued its transition to an all-jet fleet with the delivery of 12 Embraer regional jets and retirement of eight ATR-42 turboprops to end the third quarter with an operating fleet of 182 aircraft, including 170 jets. ExpressJet plans to retire the remaining 12 ATR-42 turboprops during the fourth quarter of 2002. By the end of 2002, ExpressJet will have an all-jet fleet consisting of Embraer ERJ-135s, ERJ-145s and ERJ-145XRs. ExpressJet will take delivery of the first eight ERJ-145XRs this month, which it will place into service in November. The ERJ-145XR is the extended range version of the ERJ-145.

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ExpressJet also expanded its operations during the quarter with the opening of a new station in Des Moines, Iowa, and the launch of nonstop service between Des Moines and both Houston and New York/Newark. The number of communities benefiting from ExpressJet's fleet transition also grew during the quarter, with the start of all-jet flying at Brownsville and Laredo, Texas; Baton Rouge, La.; Mobile, Ala.; Jackson, Miss.; and Little Rock, Ark., as well as the introduction of the first jet service at Alexandria, La., and Beaumont, Texas.

Third Quarter Financial Results

ExpressJet's third quarter 2002 operating income reflected a 13.8 percent operating margin, as compared with an operating margin of 10.5 percent for the third quarter of 2001. The 13.8 percent operating margin included the benefits of cost savings and $3.7 million in performance incentive payments. The third quarter operating cost per ASM declined 9.7 percent on an 8.9 percent increase in stage length compared with the same period of the prior year.

ExpressJet ended the third quarter with $146.8 million in cash. During the quarter, the company made a principal payment of $20.0 million on its note payable to Continental Airlines, reducing the outstanding balance to $375.5 million. For the first nine months of 2002, ExpressJet spent $21.7 million in capital expenditures (net of sales of fixed assets and parts related to turboprop retirements) and currently projects cash outlays related to fleet and non-fleet capital expenditures of approximately $26.8 million for the remainder of the year.

ExpressJet Holdings will conduct a telephone briefing to discuss its third quarter results with the financial community today at 2:00 p.m. CDT/3:00 p.m. EDT. To listen to a live webcast of this briefing, go to expressjet.com/investor relations.

Corporate Background

ExpressJet employs more than 5,500 people and provides Continental Airlines with all of its regional airline capacity at its hub airports in Houston, Cleveland and New York/Newark. Continental Express, operated by ExpressJet Airlines, Inc., offers advance seat assignments and OnePass frequent flyer miles, which can be redeemed anywhere in the world Continental and its alliance carriers fly. ExpressJet Airlines is owned by ExpressJet Holdings, Inc. For more information, visit expressjet.com.

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Portions of this news release contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. ExpressJet Holdings, Inc. relies on this safe harbor in making such disclosures. The statements regarding our growth and capital expenditures, including plans with respect to our fleet, are forward-looking statements. These statements reflect our plans, expectations and assumptions about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the known risks that could significantly impact revenues, costs, operating results and capacity include, but are not limited to, our dependence on our capacity purchase agreement with Continental Airlines; our dependence on Continental Airlines' financial and operational strength; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; deliveries of additional aircraft; our ability to implement our growth strategy; regulatory developments and costs, the costs and other effects of enhanced security measures and other possible Federal Aviation Administration requirements; our high leverage; certain tax matters; competition and industry conditions; and the seasonal nature of the airline business. Additional information concerning risk factors that could cause our actual results to differ materially from those in the forward-looking statements are described in the Company's filings with the Securities and Exchange Commission, including the Company's Registration Statement on Form S-1 dated April 17, 2002. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements of this news release might not occur or might occur to a materially different extent than described in this news release. We undertake no duty to update or revise any of our forward-looking statements, whether as a result of new information, future events or otherwise.

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EXPRESSJET HOLDINGS INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)
(Unaudited)

	Three Months Ended September 30,		Increase/ (Decrease)
	2002	**2001**	
Operating Revenue	$ 270,149	$ 250,559	7.8%
Operating Expenses:			
Wages, salaries, and related costs	58,075	56,763	2.3%
Aircraft rentals	50,688	43,937	15.4%
Aircraft fuel	26,046	29,144	(10.6%)
Maintenance, materials and repairs	24,070	39,154	(38.5%)
Other rentals and landing fees	21,207	16,575	27.9%
Ground handling	18,429	19,299	(4.5%)
Depreciation and amortization	6,088	5,839	4.3%
Outside services	4,698	4,933	(4.8%)
Hull and war risk related insurance	4,678	518	803.1%
Other operating expenses	18,785[1]	8,136[1]	130.9%
	232,764	224,298	3.8%
Operating Income	37,385	26,261	42.4%
Nonoperating Income (Expense):			
Interest expense, net	(2,919)	(7,310)	(60.1%)
Interest income	845	647	30.6%
Other, net	62	91	(31.9%)
	(2,012)	(6,572)	(69.4%)
Income Before Income Taxes	35,373	19,689	79.7%
Income tax expense	(13,724)	(7,777)	76.5%
Net Income	$ 21,649	$ 11,912	81.7%
Preferred Stock Dividend	(173)	-	n/m
Net Income Applicable to Common Stockholders	$ 21,476	$ 11,912	80.3%
Basic EPS	$ 0.34	$ 0.22	54.5%
Diluted EPS	$ 0.34	$ 0.22	54.5%
Operating Margin	13.8%	10.5%	3.3pts
Basic Shares Used for EPS Calculation (in millions)	64.0	54.0	18.5%
Diluted Shares Used for EPS Calculation (in millions)	64.0	54.0	18.5%

[1] Including the recognition of $0.4 and $12.1 million of compensation under the Air Transportation Safety and System Stabilization Act (the "Government Grant") for the three months ended September 30, 2002 and 2001, respectively.

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EXPRESSJET HOLDINGS INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)
(Unaudited)

| | Nine Months Ended September 30, | | Increase/ |
	2002	2001	(Decrease)
Operating Revenue	$ 805,094	$ 755,590	6.6%
Operating Expenses:			
Wages, salaries, and related costs	176,142	157,452	11.9%
Aircraft rentals	145,662	124,520	17.0%
Aircraft fuel	72,986	87,254	(16.4%)
Maintenance, materials and repairs	72,630	108,275	(32.9%)
Other rentals and landing fees	64,635	55,301	16.9%
Ground handling	54,851	55,052	(0.4%)
Depreciation and amortization	21,900	17,024	28.6%
Outside services	14,425	16,727	(13.8%)
Hull and war risk related insurance	13,850	2,422	471.8%
Other operating expenses	58,687[1]	51,696[1]	13.5%
	695,768	675,723	3.0%
Operating Income	109,326	79,867	36.9%
Nonoperating Income (Expense):			
Interest expense, net	(10,461)	(18,975)	(44.9%)
Interest income	2,937	1,282	129.1%
Other, net	108	(232)	146.6%
	(7,416)	(17,925)	(58.6%)
Income Before Income Taxes	101,910	61,942	64.5%
Income tax expense	(39,631)	(24,509)	61.7%
Net Income	$ 62,279	$ 37,433	66.4%
Preferred Stock Dividend	(319)	-	n/m
Net Income Applicable to Common Stockholders	$ 61,960	$ 37,433	65.5%
Basic EPS	$ 1.03	$ 0.69	49.3%
Diluted EPS	$ 1.03	$ 0.69	49.3%
Operating Margin	13.6%	10.6%	3.0pts
Basic Shares Used for EPS Calculation (in millions)	60.1	54.0	11.3%
Diluted Shares Used for EPS Calculation (in millions)	60.1	54.0	11.3%

[1] Including the recognition of $0.5 and $12.1 million of compensation under the Government Grant for the nine months ended September 30, 2002 and 2001, respectively.

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EXPRESSJET HOLDINGS INC. AND SUBSIDIARIES

STATISTICS

	Three Months Ended September 30,		Increase/ (Decrease)
	2002	2001	
Revenue Passenger Miles (millions)	1,037	875	18.5%
Available Seat Miles (millions)	1,599	1,391	15.0%
Passenger Load Factor	64.9%	62.9%	2.0pts
Operating Cost per Available Seat Mile (cents)[1]	14.56	16.13	(9.7%)
Average Price per Gallon of Fuel Excluding Fuel Taxes (cents)	61.10	78.33	(22.0%)
Fuel Gallons Consumed (millions)	42.6	37.2	14.5%
Average Length of Aircraft Flight (miles)	415	381	8.9%
Block Hours (thousands)	123,071	130,385	(5.6%)
Actual Aircraft in Fleet at End of Period	182	159	14.5%
Average Daily Utilization of Each Aircraft	7 hrs 26 min	7 hrs 52 min	(5.5%)
Controllable Completion Factor	99.9%	99.3%	0.6pts
Completion Factor	98.9%	91.6%	7.3pts

	Nine Months Ended September 30,		Increase/ (Decrease)
	2002	2001	
Revenue Passenger Miles (millions)	2,875	2,540	13.2%
Available Seat Miles (millions)	4,555	4,083	11.6%
Passenger Load Factor	63.1%	62.2%	0.9pts
Operating Cost per Available Seat Mile (cents)[1]	15.27	16.55	(7.7%)
Average Price per Gallon of Fuel Excluding Fuel Taxes (cents)	60.58	79.95	(24.2%)
Fuel Gallons Consumed (millions)	120.5	109.1	10.4%
Average Length of Aircraft Flight (miles)	407	374	8.8%
Block Hours (thousands)	370,355	392,588	(5.7%)
Actual Aircraft in Fleet at End of Period	182	159	14.5%
Average Daily Utilization of Each Aircraft	7 hrs 44 min	8 hrs 13 min	(5.9%)
Controllable Completion Factor	99.9%	98.9%	1.0pts
Completion Factor	99.0%	94.1%	4.9pts

[1] Operating cost per available seat mile includes the Government Grant received in 2002 and 2001. Excluding the Government Grant, operating cost per available seat mile would have been 14.58 cents and 17.00 cents for the three months ended 2002 and 2001 and 15.29 cents and 16.85 cents for the nine months ended 2002 and 2001.

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